

October 6, 2023

Douglas Dietrich
CEO
MINERALS TECHNOLOGIES INC
622 Third Avenue , 38th Floor
New York, NY 10017

> **Re: MINERALS TECHNOLOGIES INC**
> **10-K for the year ending December 31, 2022**
> **File No. 001-11430**

Dear Douglas Dietrich:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ending December 31, 2022

Note 17 - Contingencies, page F-33

1. Given the increasing volume of litigation relating to asbestos and certain talc products, please tell us your consideration of providing expanded, quantified disclosures responsive to Question 3 of SAB Topic 5:Y, including disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, the average settlement amount per claim, and the related costs of administering and litigating claims.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services